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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

     ----------------------------------------------------------------------

                          COLLINS & AIKMAN CORPORATION

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                   194830 10 5

                                 (CUSIP Number)


                             D. Kerry Crenshaw, Esq.
                                 Clark Hill PLC
                         500 Woodward Avenue, Suite 3500
                             Detroit, MI 48226-3435
                                 (313) 965-8300
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 20, 2001

             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         194830 10 5

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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

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CHARLES E. BECKER
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
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(3) SEC Use Only

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(4) Source of Funds (See Instructions)

                                  AF

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)

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(6) Citizenship or Place of Organization

                                  United States

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Number of Shares            (7)Sole Voting Power

                                  18,848,156
Beneficially
Owned       ------------------------------------------------------------
                            (8)Shared Voting Power
                                  None
by Each
Reporting ------------------------------------------------------------
                            (9)Sole Dispositive Power
                                  18,848,156

Person
With  ------------------------------------------------------------
                            (10)Shared Dispositive Power
                                  None

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(11)Aggregate Amount Beneficially Owned by Each Reporting Person

                                  18,848,156

* Includes 14,448,156 shares owned by Mr. Becker and warrants for an additional 400,000 shares, as well as 4,000,000 shares owned by Becker Ventures, L.L.C., a Michigan limited liability company

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(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

                                  X

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(13)Percent of Class Represented by Amount in Row (11)

                                  11.23%

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(14)Type of Reporting Person (See Instructions)

                                  IN

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Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5755 New King Court, Troy, Michigan 48090.

Item 2. Identity and Background

     This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on July 16, 2001, on behalf of Charles E. Becker, with respect to the Common Stock of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D. Becker Ventures, L.L.C., a Michigan limited liability company ("Becker Ventures"), is indirectly owned and controlled by Charles E. Becker.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented by adding the following paragraph:

     On December 20, 2001, Becker Ventures acquired 4,000,000 shares of the Common Stock of the Company as a result of the private offering of shares of the Common Stock of the Company by the Company, at an aggregate purchase price of $20,000,000.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and supplemented by adding the following paragraph:

     Becker Ventures consummated the December 20, 2001 shares acquisitions in order to further its investment in motor vehicle interior trim manufacturing companies. Becker Ventures intends to review from time to time its business affairs and financial position, as well as the business affairs and financial position of the Company. Based on such evaluation and review, Becker Ventures may consider from time to time various strategic alternatives. Such strategic alternatives may include, among other things, the acquisition of additional shares of Common Stock or other securities of the Company or the sale of any number of shares of Common Stock or other securities of the Company, extraordinary corporate transactions or any other of the matters described in
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by adding the following paragraph:

     At the close of business on December 20, 2001, Becker Ventures beneficially owned (and had sole power to vote and sole power to dispose of) an aggregate of 4,000,000 shares of Common Stock, representing approximately 2.38% of the outstanding Common Stock. The foregoing percentage is based upon 167,822,130 shares of Common Stock outstanding on December 20, 2001. By virtue of Charles E. Becker's indirect control of Becker Ventures, as of December 20, 2001, Mr. Becker may be deemed to be the beneficial owner of an aggregate of 18,848,156 shares of Common Stock, representing approximately 11.23% of the outstanding Common Stock, which shares included Mr. Becker's ownership 14,448,156 shares of Common Stock and warrants to purchase an additional 400,000 shares of Common Stock, as well as Becker Ventures' ownership of 4,000,000 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No material change. Becker Ventures is not a party to the Stockholders Agreement.

Item 7. Material to be Filed as Exhibits.

     No material change.


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Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date              January 8, 2002
          ----------------------------------------------------

Signature         /s/ Charles E. Becker
          ----------------------------------------------------

Name/Title        Charles E. Becker, Vice Chairman
          ----------------------------------------------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).